UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549
                                       FORM 12b-25

                               NOTIFICATION OF LATE FILING

                            Commission File Number: 000-25349

(Check One):	[ ] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [x] Form 10-QSB

                [ ] Form N-SAR    [ ] Form N-CSR

                       For Period Ended:	September 30, 2007

        [ ]  Transition Report on Form 10-K and Form 10-KSB
        [ ]  Transition Report on Form 20-F
        [ ]  Transition Report on Form 11-K
        [ ]  Transition Report on Form 10-Q and Form 10-QSB
        [ ]  Transition Report on Form N-SAR

                  For the Transition Period Ended: ___________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________


                                          PART I
                                  REGISTRANT INFORMATION

      Full Name of Registrant:  IGENE BIOTECHNOLOGY, INC.

      Former Name if Applicable:  NA

      Address of Principal Executive Office: 9110 RED BRANCH ROAD City, State and Zip Code: COLUMBIA, MARYLAND 21045-2024

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                                          PART II

                                  RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will
[ ] be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                        PART III
                                        NARRATIVE

     State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Additional time will be needed for the Registrant to complete the preparation of its Quarterly Report on Form 10-QSB (the "Form 10-QSB") for the quarter ended September 30, 2007. The Registrant was informed on August 10, 2007 by its independent accountant, J.H. Cohn ("Cohn"), in connection with its review of Form 10-QSB that they required an independent valuation of warrants associated with certain debt obligations of the Registrant. The Registrant will require additional time to file the Form 10-QSB in order to prepare the warrant valuation and determine whether any corresponding revaluation of related debt instruments is material. Prior to completion of this determination, the Registrant is unable to file and certify the Form 10-QSB.

          Based upon its current schedule, the Registrant anticipates that it will not be in a position to file its Form 10-QSB by the 5th calendar day following the prescribed due date of the Form 10-QSB.


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                                          PART IV
                                     OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Edward J. Weisberger                (410) 997-2599
          ____________________________________________________________
          (Name)	               (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                       [x] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [x] Yes     [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant is unable to determine whether a significant change in results of operations for the quarter ending September 30, 2007 will occur until the completion of the independent valuation of the warrants associated with certain debt obligations of the Registrant. Until the independent valuation is completed, Registrant has no reasonable basis to quantify the potential changes, if any, in results of operations for the period ending September 30, 2007.


                                 Igene Biotechnology, Inc.
                       (Name of Registrant as Specified in Charter)

          Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


          Date:     November 15, 2007     By: /s/ EDWARD J. WEISBERGER
                                              _____________________________
                                                  EDWARD J. WEISBERGER
                                                  Chief Financial Officer



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